UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41418

Lytus Technologies Holdings PTV. Ltd.

 (Translation of registrant’s name into English)

Business Center 1, M Floor
The Meydan Hotel
Nad Al Sheba, Dubai, UAE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒            Form 40-F  ☐

Changes in Registrant’s Certifying Accountant.

Kreit & Chiu CPA LLP’s (formerly Paris, Kreit & Chiu CPA LLP) (“K&C”) appointment as independent registered public accountant for Lytus Technologies Holdings Ptv Ltd. (the “Registrant”) ended effective July 24, 2023. The Registrant’s Audit Committee recommended to the Registrant’s Board of Directors that a change in auditors be approved. K&C’s reports on the Registrant’s financial statements for the fiscal years ended March 31, 2022 and March 31, 2021, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles, with the exception of providing a qualification as to the Registrant’s ability to continue as a going concern. During the Registrant’s fiscal years ended March 31, 2022 and March 31, 2021, and during the subsequent interim period through July 24, 2023: (i) there were no disagreements with K&C on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of K&C, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Registrant’s financial statements for such years, and (ii) there were no “reportable events” of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Registrant has requested K&C to furnish it with a letter addressed to the Securities and Exchange Commission stating whether K&C agrees with the statements contained above. A copy of the letter from K&C, dated August 2, 2023, to the Securities and Exchange Commission is filed as an exhibit hereto.

On July 24, 2023, the Registrant, by action of its Board of Directors upon the recommendation of the Registrant’s Audit Committee, engaged Pipara & Co LLP (“Pipara”) as the independent registered public accounting firm to audit the Registrant’s financial statements for the fiscal year ending March 31, 2023. During the Registrant’s two most recent fiscal years and the subsequent interim period through July 24, 2023, neither the Registrant nor anyone on its behalf consulted with Pipara regarding: (i) except as described in the paragraph that immediately follows, the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided that Pipara concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).

As previously disclosed, on March 31, 2023, the Registrant completed its acquisition of Sri Sai Cable and Broadband Private Limited (“Sri Sai”). Pipara, performed the audit for the standalone financial statements of Sri Sai for the years ended March 31, 2022 and 2021, which are reflected in the Registrant’s Registration Statement on Form F-1 (File No. 333-268711) which was filed by the Registrant on December 8, 2022, as amended on January 24, 2023, February 28, 2023, May 9, 2023, May 24, 2023, June 26, 2023 (“the Registration Statement”).

The Registrant has requested Pipara to furnish it with a letter addressed to the Securities and Exchange Commission stating whether Pipara agrees with the statements contained above. A copy of the letter from Pipara, dated August 3, 2023, to the Securities and Exchange Commission is filed as an exhibit hereto.

Exhibit No	Exhibit
16.1	Letter from Kreit & Chiu CPA LLP dated August 2, 2023
16.2	Letter from Pipara & Co LLP dated August 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

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